

Press Kit

minds.com | minds.org



The tech elite have **failed.**

They have lost the planet's trust. Restrictive algorithms, secrecy, surveillance, demonetization, censorship and excessive centralization of power are infecting the web.



WE ARE MINDS

The crypto social network.

Earn tokens for your contributions and use them to boost your content, wire other channels or launch a network node. The evolution of the Internet is happening here.

Right now.



 ## reach

No restrictive algorithms.
No surveillance.
100% organic reach.



 ## freedom

Open source. Transparent.
Encrypted. Decentralized.
Maximized free speech.



 ## rewards

Earn crypto for contributing
to the network. Exchange it
for viral reach and rewards.

Minds is a next-generation **GLOBAL** Network



75M+

Uniques



100+

Countries



50%

English speaking

Minds Inc

4

THE MINDS SOCIAL EVOLUTION

From the Snowden leaks to the recent Vietnamese social movement —
Minds has attracted supporters of Internet freedom from around the world.



REVOLUTION **VIETNAM EXODUS**

" The migration of Vietnamese bloggers from Facebook to Minds has created an explosion... — BBC VIETNAM

" Minds.com...had seen a spike of 150,000 new users from Vietnam... —  REUTERS

" Social Network Minds.com to "overtake" Facebook? —  LAO DỘNG

" Activists 'migrate' to Minds in hopes of 'safety' over Facebook. —  VOA

 **150K+**
New users since 6.29.2018

3M+
Pageviews

10M+
Boosted Impressions



PRESS HIGHLIGHTS

“Minds will be transformative in ways that people don’t even fully understand — and we’re definitely on your side.





TUCKER CARLSON
TONIGHT

“A prominent example of what it looks like when a platform inverts the traditional ad-supported model.





WIRED

“Struggling With Facebook Organic Reach Decline? Try Minds, a New Open Source Social Networking App



Forbes





THE WORLD IS PAYING ATTENTION...

TechCrunch	WIRED	TNW	REUTERS	Futurism	ZDNet
The INDEPENDENT	THE HUFFINGTON POST	San Francisco Chronicle	VentureBeat	.Mic	OBSERVER
Forbes	INTERNATIONAL BUSINESS TIMES	PC	BARRON'S	RT	BUSINESS INSIDER
GQ	PC-WELT VON IDG	c|net	FOX NEWS channel	INDIA TODAY	reason
COINTELEGRAPH	BBC	MarketWatch	Bangkok Post	VICE	ADWEEK









TOKEN

Our token is already one of the top Ethereum apps.

- Running live on Rinkeby Ethereum Testnet

- Upgraded Points to ERC-20 tokens on March 29

- Built on a large scale platform of 1 million users

- Daily rewards based on user contribution


199K+
Monthly Active Users


300K+
Tokens Rewarded


250K+
Token Transactions


150K+
Tokens Redeemed

DAILY CONTRIBUTION

Earn token rewards for your daily contributions to the network.


Votes
+1


Comments
+2


Referrals
+10


OnChain Transactions
+10


Subscribers
+4


Reminds
+4


Check-ins
+2


Development
Manually reviewed

TOKEN UTILITY

Exchange your tokens for a variety of services on the Minds platform.



Upgrade your channel to **unlock premium features**, including profile verification and the ability to hide ads.

Exchange Minds Tokens directly with other channels on the network

BOOST

PLUS

Gain views on your content from the network in exchange for Minds tokens.

WIRE

NODES

Use your tokens for **Minds web hosting** on hosting.minds.com to create self-hosted communities.

CRYPTO SOCIAL NETWORKS

	Minds	Steemit	Akasha	Synereo	Sapien	Sola	Indorse	Ong	Props	Kik	Telegram
Active Users	180k+	100k+	<1k	<10k	<1k	<1k	<1k	<1k	100k+	100k+	100k+
Mobile apps	●	○	○	○	○	●	○	○	●	●	●
Video	●	○	○	○	○	○	○	○	●	○	○
Blogs	●	●	●	○	○	○	○	●	○	○	○
Groups	●	○	○	○	●	○	○	●	○	○	○
Newsfeed	●	●	●	●	●	○	●	●	●	○	○
Messaging	●	○	○	○	●	○	○	●	○	●	●
Payments	●	○	●	●	●	○	○	●	●	●	○
Advertising	●	●	○	●	○	●	○	●	○	○	○
Hosting	●	○	○	○	○	○	○	○	○	○	○
Open Source	●	○	○	○	○	○	○	○	○	○	○
Rewards	●	●	○	●	●	●	○	●	●	●	○

Minds offers an end-to-end revenue model for content creators.

	Minds	YouTube	Facebook	Patreon	Twitter	Steemit	Instagram	Reddit	Snapchat
Tips	●	●	◑	○	○	○	○	○	○
Paid Subscriptions	●	●	◑	●	○	○	○	○	○
Ad Sharing	●	●	○	○	◑	○	○	○	◑
Paid Promotion	●	○	○	○	○	○	●	○	●
Rewards	●	○	○	○	○	●	○	○	○
Crypto	●	○	○	○	○	●	○	○	○



FEATURES

Boost | Wire | Plus | Nodes | Newsfeed | Messenger | Media | Search | Groups | Wallet | Blogs | Notifications | Admin |
Votes | Comments | Reminds | Conversations | Mobile | Monetization


●●●○○ Verizon
2:20 PM
64%
Boost
BOOST TYPE
Feeds
Your content will appear on newsfeeds across the site.
SELECTED
Channels
Your content will be shared to a specific channel in exchange for USD or tokens or rewards.
HOW MANY VIEWS DO YOU WANT?
5,000
Views
PAYMENT METHOD
$ 5.00
USD
5
TOKENS
SELECTED
PRIORITY
Priority content goes to the front of the line, but costs at least twice the price of a regular boost.
SELECT +50 tokens
BOOST

BOOST

Exchange tokens for more views on your content.

Despite being much smaller, users are finding it *easier* to generate engagement on Minds than establishment networks because we provide *a path out of the algorithmic void*.

- Full transparency on advertising campaigns with smart contracts
- 1 token for 1,000 views
- Advertise directly to other channels with no middleman
- Use earned or purchased tokens

Minds, Inc.

15


Verizon
3:56 PM
62%
FEED
IMAGES
VIDEOS
BLOGS
Maine99
FEB 9, 2018 15:56
Subscribe now to gain access to my exclusive videos and content!
UNLOCK
100 tokens/month
THIS POST CAN ONLY BE SEEN BY SUPPORTERS WHO WIRE 100 TOKENS/MONTH TO @MAINE99
Maine99
#minds #crypto
minds
JAN 29, 2018 18:27
Converting your Points to Crypto

Exchange tokens directly with other channels.

Thousands of content creators are losing their revenue and livelihoods due to high fee structures, algorithms and subjective demonetization.

By adding smart contracts to all peer-to-peer Wire transactions, content creators can:

- Eliminate the risk of demonetization or censorship
- Sell subscriptions for exclusive content and custom rewards to fans
- Earn tips or pay-per-view revenue


SUBSCRIBERS
8k
VIEWS
884k
jack
@jack
EDIT
Stay positive
COO at Minds
FEED
IMAGES
VIDEOS
BLOGS
jack
Mar 26, 2018, 17:46

PLUS

Upgrade your channel to unlock premium features.

Exchange tokens to unlock premium channel features, including:

- Exclusive Minds content
- Verification
- Plus badge
- Hidden ads
- Enhanced channel


Verizon
1:03 PM
64%
0
181.155
Tokens
Receiver Address
0.000
OffChain Address
181.155
Boost Console
Accept or reject boosts made to you
Transactions
A list of transactions you have made with your addresses
Contributions

WALLET

Manage your token earnings and transaction history.

Minds rewards you for your contributions. Tokens that are earned, gifted, or purchased are stored in Wallet.

Tokens can be stored on the blockchain, for added security and transparency, or OffChain on the Minds servers for convenience. The Minds wallet can:

- Integrate with any existing Ethereum wallet
- Exchange OffChain rewards for OnChain tokens
- Create a new Ethereum address





MOBILE

Native mobile applications on iOS and Android.

Stay connected to the community with instant access to the Minds App. The simple and beautiful interface gives the social media experience back to you.

- Quickly share media with your friends and network
- Push notifications and instant updates
- Stay in touch with the content you love
- Built on the React Native framework

ADDITIONAL FEATURES



NODES

Build your own white-labeled social application with Minds code.



NEWSFEED

Subscribe to your favorite channels and view their activity.



MESSENGER

Send encrypted messages to your contacts.



MEDIA

Share your favorite images, videos and ideas with your network.



SEARCH

Discover channels and content you love.



GROUPS

Create or join communities about what interests you.

ADDITIONAL FEATURES



BLOGS

Write about your passions.



NOTIFICATIONS

Stay up to date with activity on the network.



ADMIN

Monitor network activity and analytics in real-time.



VOTES & REMINDS

Help determine which content trends to the top, and share posts from other channels to your own feed.



COMMENTS

Interact with other channels and voice your opinion.



CONVOS

Chat with other group members in real-time.



Bill Ottman
CEO and Founder

@ottman

The visionary who started it all, and leader in free speech, Bill is also advisor Code to Inspire, and is a Fellow at the Boston Global Forum. Bill holds a B.A. in English and Music from University of Vermont.



John Ottman
Chairman & Co-Founder

@john

John has been building great companies for 35+ years, with leadership roles at Oracle, IBM, Princeton Softech (Acquired), Application Security Inc. (Acquired), and more. John studied at Denison University.



Jack Ottman
COO

@jack

Jack runs day-to-day operations at Minds. Previously, he held senior roles at IBM, and holds a B.S. in Business Administration from Washington and Lee University.



Peter Schwartz
CFO

@peterschwartz

35+ years of leadership experience in finance roles at companies including CA, Interworld, and more. Peter holds an M.B.A. from The George Washington University - School of Business and a B.A. from Yale Univeristy.



Mark Harding
CTO

@mark

Mark is a highly skilled technologist, designer, and creator with nearly 10 years of experience in software development and design. He holds a B.A. from the Royal Convervatoire of Scotland.

ADVISORS



Faizan Khan | Visary Capital



Gabriel Abed | Bitt.com



Max Keiser | Keiser Report



Stacy Herbert | Keiser Report



Daniel Pinchbeck | Pinchbeck.io



Robert Griffitts | MG LP



Veena Gundavelli | Emagia



Nguyen Anh Tuan | BGF



Doug Rushkoff | Rushkoff.com



Elizabeth McCauley |
Blockchain Evangelist



Marcin Jacubowski | OSE



Jason Tyra | Tyra CPA



Reed Smith LP



Sai Gundavelli | Solix



Juliano Rizzo | Coinspect



Cesar Cerrudo | Argennis

Minds, Inc.

Minds, Inc.
PO Box 7681
Wilton, CT 06897
press@minds.com

https://minds.com
https://github.com/minds
https://minds.org

SEC Reg CF filing

